Exhibit 3.1

Amendment to Bylaws adopted on September 12, 2011

Article III, Section 3.2 of the Bylaws, shall be amended and restated in its entirety to read as follows:

“SECTION 3.2 Number and Term of Office.  The authorized number of directors of the Corporation shall be no less than one (1) and no more than ten (10), as fixed from time to time by resolution of the Board, until this Section 3.2 is amended by a resolution duly adopted by the Board or by the stockholders of the Corporation, in either case in accordance with the provisions of Article XI of the Certificate of Incorporation.  Directors need not be stockholders.  Each of the directors of the Corporation shall hold office until the annual meeting of stockholders at which such director’s term expires as provided in the Certificate of Incorporation.  Notwithstanding the foregoing, each director shall serve until such director’s successor shall have been duly elected and shall qualify or until such director shall resign or shall have been removed in the manner provided in these Bylaws and in accordance with law.”